DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



DEC 2 2005
1088





05073314

December 1, 2005

B. Shea Owens
Counsel
Dow Jones & Company, Inc.
200 Liberty Street
9th Floor, Legal Department
New York, NY 10281

Re: Dow Jones & Company, Inc.
Incoming letter dated October 14, 2005

Dear Mr. Owens:

This is in response to your letter dated October 14, 2005 concerning the shareholder proposal submitted to Dow Jones by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

DOWJONES

B. Shea Owens
Counsel

Dow Jones & Company, Inc.
200 Liberty Street
9th Floor, Legal Department
New York, NY 10281
Tel: 212.416.3889 Fax: 212.416.2524
shea.owens@dowjones.com

October 14, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of John J. Crapo
Securities Exchange Act of 1934, as amended – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Dow Jones & Company, Inc. ("Dow Jones") intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Stockholders (collectively, the "2006 Proxy Materials") a shareholder proposal and supporting statement (collectively, the "Proposal") submitted by John J. Crapo (the "Proponent"). The Proposal requests that the Dow Jones Board of Directors publish in its proxy statement "the complete details how a shareholder proposal may be introduced" to shareholders.

The Proponent submitted the Proposal to Dow Jones in handwritten form, and parts of the Proposal are illegible. To facilitate your review of this no-action request, Dow Jones prepared a typed transcript of the Proposal that, in limited instances, provides corrected syntax and punctuation. The original Proposal and the transcript (collectively, the "Clarified Proposal") are attached as Attachments 1 and 2, respectively.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter, the Clarified Proposal and certain attachments to the Proposal.[1] Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being simultaneously mailed to the Proponent, informing him of Dow Jones' intention to omit the Proposal from the 2006 Proxy Materials. As Dow Jones intends to mail its definitive 2006 Proxy Materials on or about March 17, 2006, in accordance with Rule 14a-8(j) this no-action request is being

[1] The Proponent attached to the Proposal a photo copy of a quarter of the cover page of the September 8, 2005 The Wall Street Journal and a full copy thereof. We have not enclosed six copies of the full copy of the newspaper as it was unclear which portion, if any, was relevant to the Proposal, and it is unduly burdensome to photocopy the entire newspaper. If you require six copies of the September 8, 2005 The Wall Street Journal, we will provide them immediately upon your request.

submitted not less than 80 days before Dow Jones files its 2006 Proxy Materials with the U.S. Securities and Exchange Commission (the "SEC").

Dow Jones hereby respectfully requests that the staff of the SEC Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be properly excluded from Dow Jones' 2006 Proxy Materials on the substantive basis set forth in Rule 14a-8(i)(10).

Rule 14a-8(i)(10) – Substantially Implemented

A stockholder proposal may be excluded under Rule 14a-8(i)(10) "if the company has already substantially implemented the proposal."

The Proponent requests that the Dow Jones Board of Directors publish in the proxy statement "complete details" of how shareholders may make shareholder proposals. However, Dow Jones already publishes detailed, plain English guidance on shareholder proposal submissions on its corporate website under the heading "Shareholder Proposals." (This information may be obtained by clicking on "Investor Relations" and then "Shareholder Proposals" from the Dow Jones & Company corporate website at www.dowjones.com. A copy of the relevant webpage is attached as Attachment 3.)

The text on the Shareholder Proposals page of the website sets forth Rule 14a-8 guidance, which provides detailed procedural and substantive requirements for shareholder proposal submissions in a plain English "question and answer" format.

Further, in compliance with Regulation 14A and Schedule 14A, Dow Jones publishes information regarding stockholder proposals in its proxy statement under the heading "Submission of Stockholder Proposals." (The relevant guidance provided in the 2005 proxy statement is attached as Attachment 4.) Dow Jones' proxy statement disclosure regarding stockholder proposals is also consistent with the disclosures of comparable registrants.

When a company can demonstrate that it has substantially implemented policies addressed by a proposal, the Staff has concurred that the proposal may be excluded under Rule 14a-8(i)(10). See e.g., *Mattel, Inc.* (pub. avail. March 16, 2004) (excluding proposal that Mattel report yearly on money spent on philanthropy since such information was provided on the Mattel corporate website). Moreover, SEC No-Action letters establish that a company may exclude a proposal under Rule14a-8(i)(10) even if the company does not implement the proposal exactly as requested by the proponent. See e.g., *Weyerhaeuser Company* (pub. avail. March 8, 2004) (excluding proposal calling for shareholder approval of a "poison pill" under Rule 14a-8(i)(10) since the company already had a policy regarding the potential adoption of a "poison pill," albeit slightly different from the policy specifically requested by the shareholder). See also SEC Release No. 34-20091 (August 16, 1983).

Dow Jones has substantially implemented the Proposal by publishing the entire text of Rule 14a-8 on its website and providing additional guidance in its proxy statement. Accordingly, the Staff should concur that the Proposal may be excluded under Rule 14a-8(i)(10). Further, it is consistent with established precedent for Dow Jones to exclude the Proposal despite the fact that it does not exactly implement the Proposal by publishing in the Dow Jones proxy statement "complete details" otherwise provided on the Dow Jones website.

I would be happy to provide you with any additional information and answer any questions you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to speak with you prior to the determination of the Staff's final position. Please do not hesitate to call me at 212-416-3889 if I may be of any further assistance.

Sincerely,



Attachments
cc: John J. Crapo (w/atts.)

John Jennings Crapo ("J.J. Crapo")
Homeless Senior Citizen
+ Dow Jones & Co INC Shareholder
Pine Street INN Homeless Men's Shelter
PO Box 400151
CAMBRIDGE MA 02140-0002

via Certified mail 08 Aug 2005
Return Receipt requested ("CMRRR")
Dow Jones & Co INC
attn please Corporation Secretary
Mstr Peter G Skinner
200 Liberty Strt
New York City NY 10281

Re: submission this shareholder proposal to Dow Jones & Co INC at next annual meeting of shareholders meeting in annual meeting of assembled shareholders etc or in case of shareholder meeting sooner said Dow Jones & Co INC at that. to be introduced in proxy statement in manner in compliance with SEC laws rules & regulations

Dear Mstr Secretary

I've been a shareholder long term well over a year market value in excess of minimum value permitted to introduce said shareholder proposal & I plan to OWN all shares until close of stockholder meeting. I plan to present said shareholder proposal I've introduced, presented, and submitted to many national publicly held corporations & other companies

more

p. two(02) of three(03) pp
J.J. Crapo to DJ & Co INC
8 Sept 2005
I'm carrying a heavy Load & I've medical troubles - I've had serious Long time and Living IN Shelter is a greater hinderance I did present a Shareholder proposal there of DJ & Co while living at a Shelter - this one rather than one at Pine Street New York City. Why wouldn't there be one (01) there(?)(?)(?)

~~Statement~~ My Shareholder Proposal & Supporting

Shareholders of this company, Dow Jones & Co INC ("DJ") request the Board of DJ cause to be published IN it's proxy Statement the complete details how a shareholder proposal may be introduced to us
We have uncertainties about this currently Shareholder Crapo has Shareholder proposals submitted to NSTAR, BANK of America perhaps others and he submitted one MacGray Corporation for it's 2003 Calendar Year Meeting of Shareholders & proxies meeting as assembled Meeting of them there was a failure of the US Securities & Exchange Commission ("SEC") to post to him action or no action letters

Sincerely & briefly
John Jennings Crapo
Homes Dow Jones & Co INC
Shareholder proponent

today I found copy of your newspaper Wall Street Journal to a Mstr Levon GASPARIAN of Boston left on steps

MON

of an edifice important in our history mentioned by a famous US author winner of the Pulitzer prize

I include table of contents of my exhibits I found a recount of an important chain store here IN New England and demographics of [illegible] Republics one has higher death rate of children - one less high one (01) a high rate of death of adults and one (01) not such a high rate I think how I'M treated by many of the internationals at least they say they are & whom are important IN MY life & agreements they've made to respect the values of the United States of America ("USA") but IN failing to respect my right to live a long time they violate the oath they've made to be in this country which adds to my being dishonorable. Even some of the staff at said Pine Street INN fail to respect my rights & the oath they made & the expresses of our 1ton US Secretary of State JJC.

2-S

CCC 021162874 CCC
062305 731831
LEVON GASPARIAN
164 NEWBURY ST
BM835 01501 FXXXX
BOSTON MA BM835

From John Jennings Crapo
+ COINC Shareholder
+ Proponent

THE WALL STRE

© 2005 Dow Jones & Company,

THURSDAY, SEPTEMBER 8, 2005 - VOL.

DOWJONES

Secret Weapon

Inside Pentagon, A Scholar Shapes Views of China

Beijing, Mr. Pillsbury Says, Sees U.S. as Military Foe; An Optimist Turns Gloomy

His Direct Line to Top Aides

By Neil King Jr.

WASHINGTON—Michael Pillsbury, influential Pentagon adviser and former China lover, believes most Americans have China all wrong. They think of the place as an inherently gentle country intent on economic prosperity.

In that camp he lumps the lower ranks of the State Department, the Central Intelligence Agency, most U.S. investors and the majority of American China scholars, whom he chides as "panda huggers." Mr. Pillsbury says his mission is to assure that the Defense Department doesn't fall into the same trap.

"Beijing sees the U.S. as an inevitable foe, and is planning accordingly," warns the 60-year-old China expert. "We'd be remiss not to take that into account."



Michael Pillsbury

Mr. Pillsbury's 35-year China odyssey, from fondness to suspicion, parallels Washington's own hot and cold relations with Beijing—from the diplomatic warming of the 1970s, through the shock and disillusionment of the post-Tiananmen Square

What's News—

Business and Finance

GREENSPAN FACES a challenge in deciding whether Hurricane Katrina should force a pause in the Fed's campaign to raise rates. The storm has hurt growth prospects but also has sparked potential inflationary pressure. Meanwhile, stocks rebounded for a second day as oil prices fell $1.59 to $64.37 a barrel. The Dow industrials closed up 44.26 points at 10633.50.

(Articles on Pages A2, C1 and C4)

* * *

■ **Insurers and policyholders** are set for a fight over who will shoulder Katrina's costs, since flood damage is rarely covered.

■ **The FDIC estimates** that some 280 insured institutions may have been affected by Katrina, representing $270 billion in assets.

(Articles in Column 4 and on Page C1)

* * *

■ **Hertz is likely to be sold** by Ford for about $5.5 billion to $6 billion to a group of buyout firms led by Clayton Dubilier & Rice.

(Article on Page C1)

* * *

■ **Bank of China** and two Macau-based banks are under U.S. scrutiny for possible links to North Korea's fund-raising network.

(Article on Page A3)

* * *

■ **Glaxo is buying** Canadian flu-vaccine maker ID Biomedical for $1.4 billion, amid growing drug industry interest in vaccines.

(Article on Page D3)

World-Wide

■ **KATRINA'S COSTS CONTINUED** to mount, both human and economic. Bush asked Congress for an additional $51.8 billion to finance recovery efforts, mostly for FEMA disaster relief, lifting the federal price tag over $62 billion, equaling annual Iraq costs. The economic toll is expected to include 400,000 job losses in coming months, the CBO said. The government plans to give 600,000 debit cards, valued at $2,000 each, to victims; New Orleans's monied, mostly white elite, jockeyed to lead plans to rebuild. Engineers continue to drain the city, while the mayor authorized forced evacuations. As many as five people have died of infections due to floodwater bacteria. (Column 4 and Pages A3, A4, A10, A11, A12, A15, B1)

The partisan shape being taken by the finger-pointing over government failures has Democrats blaming the Bush administration and Republicans targeting local and state Democrats in Louisiana. Meanwhile, Tropical Storm Ophelia swirled in the Atlantic, with potential to enter the Gulf.

* * *

■ **U.S. troops in Iraq** rescued an American contractor abducted in November. An official of the Iraqi tribunal that will try Hussein said the ex-dictator acknowledged ordering killings while in power but had insisted he acted legally and didn't confess to "crimes," as Iraq President Talabani claimed. Two Basra bombings killed 20, including four U.S. contractors.

■ **Volcker found** U.N. corruption let Hussein rake off $10.2 billion in oil-for-food funds. Questions on Annan and Boutros-Ghali remain. (Page A2)

* * *

■ **Palestinian leader Abbas** vowed to

Ol
Es
An

Mr.



N... ing e... steppe... grand... his ne... a pair... two m... to flus... Th... borho...

dents... still... enfor... Th... in th... in r... city's... small... who... home...

3-5

(1) DJ + Co INC Shareholder

John Crapo


This card can be used at all STOP & SHOP Supermarkets.
It is not transferable and is subject to our check cashing
policies. Please notify store manager if this card is lost
or stolen.
P.O. BOX 1942, BOSTON, MA 02105
Signature
22
1054984873
7

Table Contents
Shareholder proposal to
Dow Jones & Co INNC
by John J. Crapo

#one(01) receipt 9/07/05
Stop & Shop

#two(02) 1/4 front p. the Wall Strt
Journal TO
Levon GASPARIAN, et cetera
Boston MA BM 835

#three(03) courtesy card
PO Box 1942
Boston MA
1054984873
4(four) & United States of America
5(five) Central Africa, etc

todays ISSUE WALL STRT Journal
Sept 08 2005

[signature]
JJC/jjc

Geography: Total area: 240,535 sq mi, 622,984 sq km; **Land area:** 240,535 sq mi, 622,984 sq km. **Location:** In central Africa. **Neighbors:** Chad on N, Cameroon on W, Congo-Brazzaville and Congo-Kinshasa (formerly Zaire) on S, Sudan on E. **Topography:** Mostly rolling plateau, average altitude 2,000 ft., with rivers draining S to the Congo and N to Lake Chad. Open, well-watered savanna covers most of the area, with an arid area in NE, and tropical rain forest in SW. **Capital:** Bangui, 698,000.

Government: Type: In transition. **Head of state:** Pres. François Bozizé; b Oct. 14, 1946; in office: Mar. 15, 2003. **Head of gov.:** Prime Min. Célestin Gaombalet; in office: Dec. 12, 2003. **Local divisions:** 14 prefectures, 2 economic prefectures, 1 commune. **Defense budget** (2003): $30 mil. **Active troops:** 2,550.

Economy: Industries: diamond mining, sawmills, breweries, textiles, footwear, bicycle & motorcycle assembly. **Chief crops:** cotton, coffee, tobacco, cassava, yams, millet, corn, bananas. **Natural resources:** diamonds, uranium, timber, gold, oil, hydropower. **Arable land:** 3%. **Livestock** (2003): cattle: 3.35 mil.; chickens: 4.58 mil.; goats: 2.92 mil.; pigs: 771,000; sheep: 246,000. **Fish catch** (2002 est): 15,000 metric tons. **Electricity prod.** (2002): 0.11 bil. kWh.

Finance: Monetary unit: CFA Franc BEAC (XAF) (Sept. 2004: 539.54 = $1 U.S.). **GDP** (2003 est.): $4.6 bil.; **per capita GDP:** $1,200; **GDP growth:** 1.0%. **Imports** (2002 est.): $136.0 mil.; partners (2002): France 30.9%, U.S. 5.1%, Cameroon 4.4%. **Exports** (2002 est.): $172.0 mil.; partners (2002): Belgium 70.3%, Spain 7%, Italy 4.1%. **Tourism** (2002): $3 mil. **Intl. reserves less gold:** $89 mil. **Gold:** 10,000 oz t. **Consumer prices:** 3.1%.

Transport: Motor vehicles (1999): 4,900 pass. cars, 5,800 comm. vehicles. **Civil aviation:** 134.2 mil. pass.-mi; 3 airport. **Chief port:** Bangui.

Communications: TV sets: 6 per 1,000 pop. **Radios:** 83 per 1,000 pop. **Telephone lines** (2002): 9,000. **Daily newspaper circ.:** 1.8 per 1,000 pop. **Internet** (2002): 5,000 users.

Health: Life expect.: 39.7 male; 43.1 female. **Births** (per 1,000 pop.): 35.5. **Deaths** (per 1,000 pop.): 20.0. **Natural inc.:** 1.56%. **Infant mortality** (per 1,000 live births): 92.2. **AIDS rate:** 13.5%.

Education: Compulsory: ages 6-14. **Literacy:** 51%.

Major Intl. Organizations: UN (FAO, IBRD, ILO, IMF, WHO, WTrO), AU.

Embassy: 1618 22d St. NW 20008; 483-7800.

Websites: www.rca-gouv.net;
www.embassy.org/embassies/cf.html

Various Bantu tribes migrated through the region for centuries before French control was asserted in the late 19th century, when the region was named Ubangi-Shari. Complete independence was attained Aug. 13, 1960.

All political parties were dissolved in 1960, and the country became a center for Chinese political influence in Africa. Relations with China were severed after 1965. Pres. Jean-Bedel Bokassa, who seized power in a 1965 military coup, proclaimed himself constitutional emperor of the renamed Central African Empire Dec. 1976.

Bokassa's rule was characterized by ruthless authoritarianism and human rights violations. He was ousted in a bloodless coup aided by the French government, Sept. 20, 1979. In 1981, Gen. André Kolingba became head of state in another bloodless coup. Multiparty legislative and presidential elections were held in Oct. 1992 but were canceled by the government when Kolingba was losing. New elections, held in Aug. and Sept. 1993, led to the replacement of Kolingba with a civilian government under Pres. Ange-Félix Patassé.

France sent in troops to suppress army mutinies in 1996 and 1997. Patassé loyalists won a narrow majority in legislative elections on Nov. 22 and Dec. 13, 1998, and he was reelected to a 2nd 6-year term on Sept. 19, 1999. After thwarting several coup attempts, Patassé was ousted Mar. 15, 2003, by rebels under former army chief François Bozizé.

Chad

Republic of Chad

People: Population: 9,538,544. **Age distrib.** (%): <15: 47.8; 65+: 2.8. **Pop. density:** 20 per sq mi, 8 per sq km. **Urban:** 24.9%. **Ethnic groups:** About 200 groups; largest are Arabs in N and Sara in S. **Principal languages:** French, Arabic (both official), Sara, more than 120 different languages and dialects. **Chief religions:** Muslim 51%, Christian 35%, animist 7%, other 7%.

Geography: Total area: 495,755 sq mi, 1,284,000 sq km; **Land area:** 486,180 sq mi, 1,259,200 sq km. **Location:** In central N Africa. **Neighbors:** Libya on N; Niger, Nigeria, Cameroon on W; Central African Republic on S; Sudan on E. **Topography:** Wooded savanna, steppe, and desert in the S; part of the Sahara in the N. Southern rivers flow N to Lake Chad, surrounded by marshland. **Capital:** N'Djamena, 797,000.

Government: Type: Republic. **Head of state:** Pres. Idriss Déby; b 1952; in office: Dec. 4, 1990. **Head of gov.:** Prime Min. Moussa Faki; in office: June 24, 2003. **Local divisions:** 14 prefectures. **Defense budget** (2003): $19 mil. **Active troops:** 30,350.

Economy: Industries: cotton textiles, meatpacking, beer brewing, sodium carbonate, soap, cigarettes, constr. materials. **Chief crops:** cotton, sorghum, millet, peanuts, rice, potatoes, cassava. **Natural resources:** oil, uranium, natron, kaolin, fish. **Arable land:** 3%. **Livestock** (2003): cattle: 6.27 mil.; chickens: 5.0 mil.; goats: 5.59 mil.; pigs: 24,000; sheep: 2.51 mil. **Fish catch** (2002 est.): [illegible] metric tons. **Electricity prod.** (2002): 0.1 bil. kWh. **Labor force:** agriculture more than 80% (subsistence farming, herding, and [illegible]

Finance: Monetary unit: CFA Franc BEAC (XAF) (Sept. [illegible] 539.54 = $1 U.S.). **GDP** (2003 est.): $10.9 bil.; **per capita** [illegible] $1,200; **GDP growth:** 15.0%. **Imports** (2003 est.): $700 [illegible] partners (2002): France 31.5%, U.S. 31.3%, Germany 5.[illegible] ria 4.7%. **Exports** (2003 est.): $365.0 mil.; partners (2002) [illegible] gal 30.3%, Germany 15.2%, U.S. 9.1%, France 6.1%, [illegible] 6.1%, Spain 6.1%, Morocco 4.5%, Poland 4.5%. **Tourism** [illegible] $23 mil. **Budget** (1998 est.): $218.0 mil. **Intl. reserves** [illegible] $126 mil. **Gold:** 10,000 oz t. **Consumer prices:** 1.9%.

Transport: Motor vehicles (1995): 8,700 pass. cars, [illegible] comm. vehicles. **Civil aviation:** 134.2 mil. pass.-mi; 7 airp[orts].

Communications: TV sets: 1 per 1,000 pop. **Radios:** [illegible] 1,000 pop. **Telephone lines** (2002): 11,800. **Daily newspaper circ.:** .2 per 1,000 pop. **Internet** (2002): 15,000 users.

Health: Life expect.: 46.9 male; 49.6 female. **Births** (per 1,000 pop.): 46.5. **Deaths** (per 1,000 pop.): 16.4. **Natural inc.:** [illegible] **Infant mortality** (per 1,000 live births): 94.8. **AIDS rate:** [illegible]

Education: Compulsory: ages 6-11. **Literacy:** 47.5%.

Major Intl. Organizations: UN (FAO, IBRD, ILO, IMF, [illegible] WTrO), AU.

Embassy: 2002 R St. NW 20009; 462-4009.

Website: www.chadembassy.org

Chad was the site of paleolithic and neolithic cultures be[illegible] Sahara Desert formed. A succession of kingdoms and Arab [illegible] traders dominated Chad until France took control around 19[illegible] dependence came Aug. 11, 1960.

Northern Muslim rebels have fought animist and Ch[illegible] southern government and French troops from 1966, despite [illegible] merous cease-fires and peace pacts.

Libyan troops entered the country at the request of a pro-L[illegible] Chad government, Dec. 1980. The troops were withdrawn [illegible] Chad in Nov. 1981. Rebel forces, led by Hissène Habré, ca[illegible] the capital and forced Pres. Goukouni Oueddei to flee the co[illegible] in June 1982.

In 1983, France sent some 3,000 troops to Chad to assist [illegible] Habré in opposing Libyan-backed rebels. France and [illegible] agreed to a simultaneous withdrawal of troops from Chad in S[illegible] 1984, but Libyan forces remained in the north until Mar. 1[illegible] when Chad forces drove them from their last major stronghold [illegible] Dec. 1990, Habré was overthrown by a Libyan-supported [illegible] gent group, the Patriotic Salvation Movement.

On Feb. 3, 1994, the World Court dismissed a long-standing [illegible] ritorial claim by Libya to the mineral-rich Aozou Strip on the [illegible] border. Libyan troops reportedly withdrew at the end of May [illegible] lowing approval of a new constitution in March 1996, Chad's [illegible] multiparty presidential election was held in June and July. [illegible] U.S. Peace Corps withdrew from Chad in Apr. 1998 because [illegible] continuing clashes between rebels and Chad government [illegible]

Pres. Idriss Déby won reelection May 20, 2001, to another [illegible] year term. Oil began flowing July 15, 2003, through a 665-mi [illegible] line that allows landlocked Chad to export via Cameroon.

Chile

Republic of Chile

People: Population: 15,823,957. **Age distrib.** (%): <15: [illegible] 65+: 7.5. **Pop. density:** 55 per sq mi, 21 per sq km. **Urban:** [illegible] **Ethnic groups:** European and Mestizo 95%, Amerindian [illegible] **Principal languages:** Spanish (official), Araucanian. **Chief religions:** Roman Catholic 89%, Protestant 11%.

Geography: Total area: 292,260 sq mi, 756,950 sq km; **Land area:** 289,113 sq mi, 748,800 sq km. **Location:** Occupies [illegible] coast of S South America. **Neighbors:** Peru on N, Bolivia on [illegible] on E. **Topography:** Andes Mts. on E border incl. some of [the] world's highest peaks; on W is 2,650-mile Pacific coast. Width [varies] between 100 and 250 miles. In N is Atacama Desert, in [illegible] are agricultural regions, in S, forests and grazing lands. **Capital:** Santiago, 5,478,000.

Government: Type: Republic. **Head of state and gov.:** Pres. Ricardo Lagos Escobar; b Mar. 2, 1938; in office: Mar. 11, 2000. **Local divisions:** 13 regions. **Defense budget** (2003): $1.[illegible] **Active troops:** 77,300.

Economy: Industries: copper, other minerals, foodstuffs, [illegible] proc., iron, steel, wood & wood products, transp. equip., [illegible] textiles. **Chief crops:** wheat, corn, grapes, beans, sugar [illegible] potatoes, fruit. **Natural resources:** copper, timber, iron ore, [illegible] trates, prec. metals, molybd., hydropower. **Crude oil reserves** (2003): 150.0 mil. bbls. **Arable land:** 5%. **Livestock** (2003): cattle: 3.93 mil.; chickens: 80.0 mil.; goats: 990,000; pigs: 3.20 [mil.]; sheep: 4.10 mil. **Fish catch** (2002): 4,817,130 metric tons. **Electricity prod.** (2002): 42.98 bil. kWh. **Labor force** (2003 est.): agriculture 13.6%, industry 23.4%, services 63%.

Finance: Monetary unit: Peso (CLP) (Sept. 2004: 615.3[illegible] U.S.). **GDP** (2003 est.): $154.6 bil.; **per capita GDP:** $9,900; **GDP growth:** 3.2%. **Imports** (2003 est.): $17.4 bil.; partners (2002): Argentina 18%, U.S. 14.9%, Brazil 9.5%, China 6.5%, Germany [illegible] **Exports** (2003 est.): $20.4 bil.; partners (2002): U.S. 19.1%, [illegible] 10.5%, China 8.7%, Mexico 5%, Italy 4.7%, UK 4.4%. **Tourism:** $960 mil. **Budget** (2003 est.): $15.6 bil. **Intl. reserves** [illegible] $10.66 bil. **Gold:** 10,000 oz. t. **Consumer prices:** 2.8%.

Transport: Railroad: Length: 4,092 mi. **Motor vehicles:** 1.32 [mil. pass.] cars, 701,300 comm. vehicles. **Civil aviation:** 4.8 bil. [pass.-mi;] 71 airports. **Chief ports:** Valparaíso, Arica, Antofagasta.

Communications: TV sets: 240 per 1,000 pop. **Radios:** 354 per 1,000 pop. **Telephone lines** (2002): 3.5 mil. **Daily newspaper circ.:** [illegible] per 1,000 pop. **Internet** (2002): 3.6 mil. users.

Health: Life expect.: 73.1 male; 79.8 female. **Births** (per 1,000 pop.): 15.8. **Deaths** (per 1,000 pop.): 5.7. **Natural inc.:** 1.01%. **Infant mortality** (per 1,000 live births): 9.1. **AIDS rate:** 0.3%.

Education: Compulsory: ages 6-13. **Literacy:** 96.2%.

Major Intl. Organizations: UN and all of its specialized agencies, APEC, OAS.

Embassy: 1732 Massachusetts Ave. NW 20036; 785-1746.

Website: www.chile-usa.org

Northern Chile was under Inca rule before the Spanish conquest, 1536-40. The southern Araucanian Indians resisted until the late 19th century. Independence was gained 1810-18, under José de San Martín and Bernardo O'Higgins; the latter, as supreme director, 1817-23, sought social and economic reforms until [illegible]. Chile defeated Peru and Bolivia in 1836-39 and 1879-[illegible], gaining mineral-rich northern land.

In 1970, Salvador Allende Gossens, a Marxist, became president with a third of the national vote. His government improved [illegible] for the poor, but illegal and violent actions by extremist supporters of the government, the regime's failure to attain majority support, and [illegible] planned socialist economic programs led to [illegible] Allende [illegible] Sept. [illegible] 1973 [illegible] Augusto Pinochet [illegible] cabinet [illegible] announced plans to [illegible] during the 1980s [illegible] Oct. 5, 1988, voters rejected the incumbent Gen. Pinochet. He agreed to presidential elections. In Dec. [illegible] voters elected a civilian president, although Pinochet continued to head the army until Mar. 10, 1998. In Mar. 1994 a Chilean human rights group estimated that human rights violations had claimed more than 3,100 lives during Pinochet's rule. Initial attempts to prosecute him failed when he was declared mentally unfit to stand trial by courts in Britain and Chile. Ricardo Lagos Escobar, Chile's first Socialist president since the 1973 coup, took office Mar. 11, [2000]. Chile and the U.S. signed a free trade ac[illegible] 2003. [illegible] Aug. 2004, Chile's Supreme Court voted to [illegible] Pinochet of i[illegible] from prosecution, allowing for the possib[illegible] of a future tr[illegible].

Tierra del Fuego is the largest (18,800 sq [illegible]) island in the [illegible] of the same name at the southern tip of South America [illegible] of majestic mountains, tortuous channel[illegible] wi[illegible] [illegible] 1520 by Magellan and named Land of Fire becau[illegible] many Indian bonfires. Part of the island is in Chile, part in Ar[illegible]. Punta Arenas, on a mainland peninsula, is a center of sheep raising and the world's southernmost city (pop. about [illegible]). Puerto Williams is the southernmost settlement.

China

People's Republic of China

(Statistical data do not include Hong Kong or Macao.)

People: Population: 1,298,847,624. **Age distrib.** (%): <15: [illegible]; 65+: 7.3. **Pop. density:** 361 per sq mi, 139 per sq km. **Urban:** 38.6%. **Ethnic groups:** 56 groups; Han 92%. Also Zhuang, Manchu, Hui, Miao, Uygur, Yi, Tujia, Tong, Tibetan, Mongol, et al. **Principal languages:** Mandarin (official), Yue (Cantonese), Wu (Shanghaiese), Minbei (Fuzhou), Minnan (Hokkien-Taiwanese), Xiang, Gan, Hakka, minority languages. **Chief religions:** Officially atheist; Buddhism, Taoism, some Muslims, Christians.

Geography: Total area: 3,705,405 sq mi, 9,596,960 sq km; **Land area:** 3,600,946 sq mi, 9,326,410 sq km. **Location:** Occupies most of the habitable mainland of E Asia. **Neighbors:** Mongolia on N; Russia on NE and NW; Afghanistan, Pakistan, Tajikistan, Kyrgystan, Kazakhstan on W; India, Nepal, Bhutan, Myanmar, Laos, Vietnam on S; North Korea on NE. **Topography:** Two-thirds of the vast territory is mountainous or desert; only one-tenth is cultivated. Rolling topography rises to high elevations in the N in the Daxinganlingshanmai separating Manchuria and Mongolia; the Tien Shan in Xinjiang; the Himalayan and Kunlunshan in the SW and in Tibet. Length is 1,860 mi. from N to S, width is more than 2,000 mi. The eastern half of China is one of the world's best-watered lands. Three great river systems, the Chang (Yangtze), Huang (Yellow), and Xi, provide water for vast farmlands. **Capital:** Beijing, 10,848,000. **Cities** (urban aggr.): Shanghai, 12,887,000; Tianjin, 9,156,000; Chongqing, 4,635,000; Shenyang, 4,828,000; Guangzhou, 3,893,000.

Government: Type: Communist Party-led state. **Head of state:** Pres. Hu Jintao; b Dec. 1942; in office: Mar. 15, 2003 (also gen. sec. of Communist Party since Nov. 15, 2002). **Head of gov.:** Premier Wen Jiabao; b. Sept. 1942; in office: Mar. 16, 2003. **Local divisions:** 22 provinces (not including Taiwan), 5 autonomous regions, and 4 municipalities, plus the special administrative regions of Hong Kong (as of July 1, 1997) and Macao (as of Dec. 20, 1999). **Defense budget** (2003): $22.4 bil. **Active troops:** 2,250,000.

Economy: Industries: iron, steel, coal, machine building, armaments, textiles & apparel, oil, cement, chemical fertilizers. **Chief crops:** rice, wheat, potatoes, sorghum, peanuts, tea. **Natural resources:** coal, iron ore, oil, nat. gas, mercury, tin, tungsten, antimony, mang., molybd., vanadium, magnetite, aluminum, lead, zinc, uranium, hydropower. **Crude oil reserves** (2003): 18.3 bil. bbls. **Arable land:** 10%. **Livestock** (2003): cattle: 103.47 mil.; chickens: 398.05 bil.; goats: 172.92 mil.; pigs: 469.80 mil.; sheep: 143.79 mil. **Fish catch** (2002): 44,320,395 metric tons. **Electricity prod.** (2002): 1,575.13 bil. kWh. **Labor force** (2001 est.): agriculture 50%, industry 22%, services 28%.

Finance: Monetary unit: Yuan Renminbi (CNY) (Sept. 2004: 8.28 = $1 U.S.). **GDP** (2003 est.): $6.449 tril.; **per capita GDP:** $5,000; **GDP growth:** 9.1%. **Imports** (2003 est.): $397.4 bil.; partners (2002): Japan 18.1%, Taiwan 12.8%, South Korea 9.7%, U.S. 9.2%, Germany 5.6%. **Exports** (2003 est.): $436.1 bil.; partners (2002): U.S. 21.5%, Hong Kong 18%, Japan 14.9%, South Korea 4.8%. **Tourism:** $17.4 bil. **Budget** (2002 est.): $267.1 bil. **Intl. reserves less gold:** $274.7 bil. **Gold:** 19.3 mil oz t. **Consumer prices:** 1.2%.

Transport: Railroad: Length: 43,532 mi. **Motor vehicles** (1998): 6.5 mil. pass. cars, 6.25 mil. comm. vehicles. **Civil aviation:** 13.8 bil. pass.-mi; 351 airports. **Chief ports:** Shanghai, Qinhuangdao, Dalian, Guangzhou (Canton).

Communications: TV sets: 291 per 1,000 pop. **Radios:** 342 per 1,000 pop. **Telephone lines:** 263.0 mil. **Daily newspaper circ.:** 378.5 per 1,000 pop. **Internet:** 79.5 mil. users.

Health: Life expect.: 70.4 male; 73.7 female. **Births** (per 1,000 pop.): 13.0. **Deaths** (per 1,000 pop.): 6.9. **Natural inc.:** 0.61%. **Infant mortality** (per 1,000 live births): 25.3. **AIDS rate:** 0.1%.

Education: Compulsory: ages 6-14. **Literacy:** 86%.

Major Intl. Organizations: UN (FAO, IBRD, ILO, IMF, IMO, WHO, WTrO), APEC.

Embassy: 2300 Conn. Ave. NW 20008; 328-2500.

Website: www.china-embassy.org/eng

Remains of various humanlike creatures who lived as early as several hundred thousand years ago have been found in many parts of China. Neolithic agricultural settlements dotted the Huang (Yellow) R. basin from about 5000 BC. Their language, religion, and art were the sources of later Chinese civilization.

Bronze metallurgy reached a peak and Chinese pictographic writing, similar to today's, was in use in the more developed culture of the Shang Dynasty (c. 1500 BC-c. 1000 BC), which ruled much of North China.

A succession of dynasties and interdynastic warring kingdoms ruled China for the next 3,000 years. They expanded Chinese political and cultural domination to the south and west, and developed a brilliant technologically and culturally advanced society. Rule by foreigners (Mongols in the Yuan Dynasty, 1271-1368, and Manchus in the Ching Dynasty, 1644-1911) did not alter the underlying culture.

A period of relative stagnation left China vulnerable to internal and external pressures in the 19th century. Rebellions left tens of millions dead, and Russia, Japan, Britain, and other powers exercised political and economic control in large parts of the country. China became a republic Jan. 1, 1912, following the Wuchang Uprising inspired by Dr. Sun Yat-sen, founder of the Kuomintang (Nationalist) party. By 1928, the Kuomintang, led by Chiang Kai-shek, succeeded in nominal reunification of China. About the same time, a bloody purge of Communists from the ranks of the Kuomintang fomented hostilities between the two groups that would continue for decades.

For over 50 years, 1894-1945, China was involved in conflicts with Japan. In 1895, China ceded Korea, Taiwan, and other areas. On Sept. 18, 1931, Japan seized the Northeastern Provinces (Manchuria) and set up a puppet state called Manchukuo. The border province of Jehol was cut off as a buffer state in 1933. Taking advantage of Chinese dissension, Japan invaded China proper July 7, 1937. On Nov. 20 the retreating Nationalist government moved its capital to Chongqing (Chungking) from Nanking (Nanjing), which Japanese troops then ravaged Dec. 13.

From 1939 the Sino-Japanese War (1937-45) became part of the broader world conflict. After its defeat in World War II, Japan gave up all seized land, and internal conflicts involving the Kuomintang, Communists, and other factions resumed. China came under the domination of Communist armies, 1949-1950. The Kuomintang government moved to Taiwan, Dec. 8, 1949.

The Chinese People's Political Consultative Conference convened Sept. 21, 1949; The People's Republic of China was proclaimed in Beijing (Peking) Oct. 1, 1949, under Mao Zedong. China and the USSR signed a 30-year treaty of "friendship, alliance and mutual assistance," Feb. 15, 1950. The U.S. refused recognition of the new regime. On Nov. 26, 1950, the People's Republic sent armies into Korea against U.S. troops and forced a stalemate in the Korean War.

After an initial period of consolidation, 1949-52, industry, agriculture, and social and economic institutions were forcibly molded according to Maoist ideals. However, frequent drastic changes in policy and violent factionalism interfered with economic development. In 1957, Mao admitted an estimated 800,000 people had been executed 1949-54; opponents claimed much higher figures.

The Great Leap Forward, 1958-60, tried to force the pace of economic development through intensive labor on huge new rural communes, and through emphasis on ideological purity. The program caused resistance and was largely abandoned.

5-5 DJ+Co Shareholder CRAPO

Overcoming dissent within his own cabinet, Blair committed British troops to the U.S.-led invasion of Iraq, Mar.-Apr. 2003. Forces from the U.K. then remained to occupy S Iraq. Blair's credibility was challenged after the death of arms expert David Kelly fueled controversy over whether a prewar dossier about Iraq's weapons capabilities had been modified to provide a rationale for war. Parliamentary and judicial panels probed the affair; an inquiry headed by Lord Butler concluded, July 14, 2004, that prewar intelligence was faulty but that the available evidence had not been deliberately distorted.

Wales

The Principality of Wales in western Britain has an area of 8,019 sq. mi. and a population (2003 est.) of 2,938,200. Cardiff is the capital, pop. (2001 est.; city proper) 305,000.

Less than 20% of Wales residents speak English and Welsh; about 32,000 speak Welsh solely. A 1979 referendum rejected, 4-1, the creation of an elected Welsh assembly; a similar proposal passed by a thin margin on Sept. 18, 1997. Elections for the 60-seat assembly were held May 6, 1999, and May 1, 2003.

Early Anglo-Saxon invaders drove Celtic peoples into the mountains of Wales, terming them Waelise (Welsh, or foreign). There they developed a distinct nationality. Members of the ruling house of Gwynedd in the 13th century fought England but were crushed, 1283. Edward of Caernarvon, son of Edward I of England, was created Prince of Wales, 1301.

Scotland

Scotland, a kingdom now united with England and Wales in Great Britain, occupies the northern 37% of the main British island, and the Hebrides, Orkney, Shetland, and smaller islands. Length 275 mi., breadth approx. 150 mi., area 30,418 sq. mi., population (2003 est) 5,057,400.

The Lowlands, a belt of land approximately 60 mi. wide from the Firth of Clyde to the Firth of Forth, divide the farming region of the Southern Uplands from the granite Highlands of the North; they contain 75% of the population and most of the industry. The Highlands, famous for hunting and fishing, have been opened to industry by many hydroelectric power stations.

Edinburgh, pop. (2001 est., city proper) 449,000, is the capital. Glasgow, pop. (2001 est.; city proper) 579,000, is Britain's greatest industrial center. It is a shipbuilding complex on the Clyde and an ocean port. Aberdeen, pop. (1996 est.) 227,430, NE of Edinburgh, is a major port, center of granite industry, fish-processing, and North Sea oil exploration. Dundee, pop. (1996 est.) 150,250, NE of Edinburgh, is an industrial and fish-processing center. About 90,000 persons speak Gaelic as well as English.

History. Scotland was called Caledonia by the Romans who battled early Celtic tribes and occupied southern areas from the 1st to the 4th centuries. Missionaries from Britain introduced Christianity in the 4th century; St. Columba, an Irish monk, converted most of Scotland in the 6th century.

The Kingdom of Scotland was founded in 1018. William Wallace and Robert Bruce both defeated English armies 1297 and 1314, respectively.

In 1603 James VI of Scotland, son of Mary, Queen of Scots, succeeded to the throne of England as James I, and effected the Union of the Crowns. In 1707 Scotland received representation in the British Parliament, resulting from the union of former separate Parliaments. Its executive in the British cabinet is the Secretary of State for Scotland. The growing Scottish National Party urges independence. A 1979 referendum on the creation of an elected Scottish assembly was defeated, but a proposal to create a regional legislature with limited taxing authority passed by a landslide Sept. 11, 1997. Elections for the 129-seat parliament were held May 6, 1999, and May 1, 2003.

Memorials of Robert Burns, Sir Walter Scott, John Knox, and Mary, Queen of Scots, draw many tourists, as do the beauties of the Trossachs, Loch Katrine, Loch Lomond, and abbey ruins.

Industries. Engineering products are the most important industry, with growing emphasis on office machinery, autos, electronics, and other consumer goods. Oil has been discovered offshore in the North Sea, stimulating on-shore support industries.

Scotland produces fine woolens, worsteds, tweeds, silks, fine linens, and jute. It is known for its special breeds of cattle and sheep. Fisheries have large hauls of herring, cod, whiting. Whisky is the biggest export.

The **Hebrides** are a group of c. 500 islands, 100 inhabited, off the W coast. The Inner Hebrides include **Skye, Mull,** and **Iona,** the last famous for the arrival of St. Columba, AD 563. The Outer Hebrides include Lewis and Harris. Industries include sheep raising and weaving. The **Orkney Islands,** c. 90, are to the NE. The capital is Kirkwall, on Pomona Isl. Fish curing, sheep raising, and weaving are occupations. NE of the Orkneys are the 200 **Shetland Islands,** 24 inhabited, home of Shetland pony. The Orkneys and Shetlands are centers for the North Sea oil industry.

Northern Ireland

Northern Ireland was constituted in 1920 from 6 of the 9 counties of Ulster, the NE corner of Ireland. Area 5,452 sq. mi., pop. (2003 est) 1,702,600. Capital and chief industrial center, Belfast, pop. (2001 est.; city proper) 277,000.

Industries. Shipbuilding, including large tankers, ha[illegible] an important industry, centered in Belfast, the largest [illegible] manufacture is also important, along with apparel, rope [illegible] Growing diversification has added engineering products [illegible] fibers, and electronics. There are large numbers of [illegible] and sheep. Potatoes, poultry, and dairy foods are also [illegible]

Government. An act of the British Parliament, 192[illegible] Northern from Southern Ireland, each with a parliament [illegible] ernment. When Ireland became a dominion, 1921 [illegible] public, Northern Ireland chose to remain a part of [illegible] Kingdom. It elects 18 members to the House of Commons.

During 1968-69, large demonstrations were conduc[illegible] man Catholics who charged they were discriminat[illegible] voting rights, housing, and employment. The Catholics, [illegible] comprising about a third of the population, demanded [illegible] property qualifications for voting in local elections. Vi[illegible] terrorism intensified, involving branches of the Irish Re[illegible] Army (outlawed in the Irish Republic), Protestant groups, and British troops.

A succession of Northern Ireland prime ministers press[illegible] programs but failed to satisfy extremists on both sides. [illegible] 1969 and 1994 more than 3,000 were killed in sectarian [illegible] many in England itself. Britain suspended the Northern [illegible] liament Mar. 30, 1972, and imposed direct British rule. A [illegible] government was formed in 1973 when moderates won [illegible] a new one-house Assembly. But a Protestant general [illegible] threw the government in 1974 and direct rule was resumed.

The agony of Northern Ireland was dramatized in 1981 [illegible] deaths of 10 Irish nationalist hunger strikers in Maze [illegible] Belfast. In 1985 the Hillsborough agreement gave the Re[illegible] land a voice in the governing of Northern Ireland; the acc[illegible] strongly opposed by Ulster loyalists. On Dec. 12 1993, Brit[illegible] Ireland announced a declaration of principles to resolve [illegible] ern Ireland conflict.

On Aug. 31, 1994, the IRA announced a cease-fire, [illegible] would rely on political means to achieve its objectives; the [illegible] sumed its terrorist tactics on Feb. 9, 1996. Reinstatement [illegible] IRA cease-fire as of July 20, 1997, led to the resumption of [illegible] talks Sept. 15.

A settlement reached on Good Friday, April 10, 1998, [illegible] for restoration of home rule and election of a 108-member [illegible] bly with safeguards for minority rights. Both Ireland and Gre[illegible] ain agreed to give up their constitutional claims on [illegible] Ireland. The accord was approved May 22 by voters in [illegible] Ireland and the Irish Republic, and elections to the assembly [illegible] held June 25. IRA dissidents seeking to derail the agreement [illegible] responsible for a bomb at Omagh Aug. 15 that killed 29 people [illegible] injured over 330.

London transferred authority to a Northern Ireland power-[illegible] ing government Dec. 2, 1999. Delays in IRA disarmament [illegible] several suspensions of self-government, most recently from [illegible] 15, 2002.

Education and Religion. Northern Ireland is about 58% [illegible] estant, 42% Roman Catholic. Education is compulsory [illegible] the ages of 5 and 16 years.

Channel Islands

The Channel Islands, area 75 sq. mi., pop. (2003 est.) 14[illegible] off the NW coast of France, the only parts of the one-time Du[illegible] of Normandy belonging to England, are Jersey, Guernsey and dependencies of Guernsey—Alderney, Brechou, Great Sark, [illegible] Sark, Herm, Jethou and Lihou. Jersey, pop. (2004 est.) 90,5[illegible] Guernsey, pop. (2004 est.) 65,031, have separate legal [illegible] and lieutenant governors named by the Crown. The islands [illegible] the only British soil occupied by German troops in World War [illegible]

Isle of Man

The Isle of Man, area 220.9 sq. mi., pop. (2004 est.) 74,[illegible] the Irish Sea, 20 mi. from Scotland, 30 mi. from Cumberland. [illegible] in lead and iron. The island has its own laws and a lieutenant [illegible] nor appointed by the Crown. The Tynwald (legislature) consists of the Legislative Council, partly elected, and House of Keys, [illegible] Capital: Douglas. Farming, tourism, and fishing (kippers, [illegible]) are chief occupations. Man is famous for the Manx tailless cat.

Gibraltar

Gibraltar, a dependency on the southern coast of Spain, [illegible] the entrance to the Mediterranean. The Rock of Gibraltar has [illegible] in British possession since 1704. The Rock is 2.5 mi. long, [illegible] a mi. wide and 1,396 ft. in height; a narrow isthmus connects [illegible] the mainland. Pop. (2004 est.) 27,833.

Gibraltar has historically been an object of contention [illegible] Britain and Spain. Residents voted with near unanimity to [illegible] under British rule, in a 1967 referendum held in pursuance of a [illegible] resolution on decolonization. A new constitution, May 30, 1969, [illegible] creased Gibraltarian control of domestic affairs (the UK continues to handle defense and internal security matters). Following a [illegible] agreement between Britain and Spain, the border, closed by Spain in 1969, was fully reopened in Feb. 1985. A UN General Assembly resolution requested Britain to end Gibraltar's colonial status by Oct. 1, 1998. A plan for the U.K. and Spain to share sovereignty was rejected by Gibraltar voters, Nov. 7, 2002.

British West Indies

[illegible] in a vast arc from the coast of Venezuela NE, then N toward Puerto Rico are the Leeward Islands, forming a [illegible] and volcanic barrier sheltering the Caribbean from the open [illegible] Many of the islands are self-governing British posses[illegible] Universal suffrage was instituted 1951-54; ministerial sys[illegible] were set up 1956-1960.

[illegible] Leeward Islands still associated with the UK are **Montser**[illegible] 39.4 sq. mi., pop. (2004 est.) 9,245, capital Plymouth; the [illegible] Virgin Islands, 59.1 sq. mi., pop. (2004 est.) 22,187, cap[illegible] Road Town; and **Anguilla,** the most northerly of the Leeward [illegible] 39.4 sq. mi., pop. (2004 est.) 13,008, capital The Valley. [illegible] has been devastated by the Soufrière Hills volcano, [illegible] began erupting July 18, 1995.

[illegible] three **Cayman Islands,** a dependency, lie S of Cuba, NW [illegible] Pop. (2004 est.) 43,103, most of it on Grand Cayman. [illegible] free port; in the 1970s Grand Cayman became a tax-free ref[illegible] for foreign funds and branches of many Western banks were [illegible] there. Total area 101.2 sq. mi., capital Georgetown.

[illegible] **Turks and Caicos Islands** are a dependency at the SE [illegible] the Bahama Islands. Of about 30 islands, only 6 are inhab[illegible] 166 sq. mi., pop. (2004 est.) 19,956; capital Grand Turk. [illegible] shellfish, and conch shells are the main exports.

Bermuda

[illegible] is a British dependency governed by a royal governor [illegible] assembly, dating from 1620, the oldest legislative body [illegible] British dependencies. Capital is Hamilton.

[illegible] a group of about 150 small islands of coral formation, 20 in[illegible] comprising 20.6 sq. mi. in the western Atlantic, 580 mi. E [illegible] North Carolina. Pop. (2004 est.) 64,935 (about 61% of African [illegible]). Pop. density is high.

[illegible] U.S. maintains a NASA tracking facility; a U.S. naval air [illegible] was closed in 1995.

[illegible] is the major industry; Bermuda boasts many resort ho[illegible] The government raises most revenue from import duties. Ex[illegible] petroleum products, medicine. In a referendum Aug. 15, [illegible] voters rejected independence by nearly a 3-to-1 majority. Hurricane Fabian, the most potent storm to reach Bermuda in [illegible] years, struck Sept. 5, 2003; 4 people were missing and pre[illegible] dead, and damage was estimated at over $300 million.

South Atlantic

[illegible] **Falkland Islands,** a dependency, lie 300 mi. E of the Strait [illegible] Magellan at the southern end of South America.

[illegible] Falklands or Islas Malvinas include 2 large islands and about [illegible] smaller ones, area 4,700 sq. mi., pop. (2004 est.) 2,967, capital [illegible] The licensing of foreign fishing vessels has become the [illegible] source of revenue. Sheep-grazing is a main industry; wool is [illegible] principal export. There are indications of large oil and gas de[illegible] The islands are also claimed by Argentina, though 97% of in[illegible] are of British origin. Argentina invaded the islands Apr. 2, [illegible] The British responded by sending a task force to the area, [illegible] their main force on the Falklands, May 21, and forcing an Ar[illegible] surrender at Port Stanley, June 14. A pact resuming com[illegible] air service with Argentina was signed July 14, 1999.

[illegible] **Antarctic Territory,** south of 60° S lat., formerly a de[illegible] of the Falkland Isls., was made a separate colony in [illegible] and includes the **South Shetland Islands,** the **South** [illegible], and the Antarctic Peninsula. A chain of meteorological [illegible] is maintained.

[illegible] **Georgia and the South Sandwich Islands,** formerly ad[illegible] by the Falklands Isls., became a separate dependency [illegible] South Georgia, 1507 sq mi, with no permanent population, [illegible] 800 mi SE of the Falklands; the South Sandwich Isls., 130 [illegible] are uninhabited, about 470 mi SE of South Georgia.

[illegible] **Helena,** an island 1,200 mi. off the W. coast of Africa and [illegible] mi. E of South America, 158 sq. mi. and pop. (2004 est.) [illegible] Flax, lace, and rope-[illegible] are the chief industries. After [illegible] Bonaparte was [illegible] Waterloo the Allies exiled [illegible] St. Helena, where he lived from Oct. [illegible] to his death, [illegible] 5, 1821. Capital is Jamestown.

[illegible] da Cunha is the principal of a group of islands of volcanic [illegible] total area 40 sq. mi. halfway between the Cape of Good Hope [illegible] South America. A volcanic peak 6,760 ft. high erupted in 1961. [illegible] 262 inhabitants were removed to England, but most returned in [illegible] The islands are dependencies of St. Helena. Pop. (2002) [illegible]

[illegible] **Ascension** is an island of volcanic origin, 34 sq. mi. in area, 700 [illegible] NW of St. Helena, through which it is administered. It is a com[illegible] munications relay center for Britain, and has a U.S. satellite track[illegible] center. Pop. (2002) was 1,050, half of them communications [illegible] The island is noted for sea turtles.

Hong Kong
(*See* China/Hong Kong)

British Indian Ocean Territory

[illegible] Nov. 1965, embracing islands formerly dependencies [illegible] Mauritius or Seychelles: the Chagos Archipelago (including Di[illegible] Garcia), Aldabra, Farquhar, and Des Roches. The latter 3 [illegible] transferred to Seychelles, which became independent in [illegible] Area 23 sq. mi. No permanent civilian population remains; [illegible] U.K. and the U.S. maintain a military presence.

Pacific Ocean

Pitcairn Island is in the Pacific, halfway between South America and Australia. The island was discovered in 1767 by Philip Carteret but was not inhabited until 23 years later when the mutineers of the *Bounty* landed there. The area is 18 sq. mi. and 2004 pop. was 46. It is a British dependency and is administered by a British High Commissioner in New Zealand and a local Council. The uninhabited islands of **Henderson, Ducie,** and **Oeno** are in the Pitcairn group.

United States
United States of America

People: Population: 293,027,571. (incl. 50 states & Dist. of Columbia). (Note: U.S. pop. figures may differ elsewhere in *The World Almanac.*) **Age distrib.** (%): <15: 21; 65+: 12.6. **Pop. density:** 83 per sq mi, 32 per sq km. **Urban:** 80.1%. **Ethnic groups:** White 75.1%, Black 12.3%, Asian 3.6%, Amerindian and Alaska native 0.9%. (Hispanics of any race or group 12.5%.) **Principal languages:** English, Spanish. **Chief religions:** Protestant 56%, Roman Catholic 28%, Jewish 2%

Geography: Total area: 3,718,709 sq mi, 9,631,418 sq km; **Land area:** 3,537,437 sq mi, 9,161,923 sq km. **Topography:** Vast central plain, mountains in west, hills and low mountains in east. **Capital:** Washington, D.C., 4,098,000

Government: Federal republic, strong democratic tradition. **Head of state and gov.:** Pres. George W. Bush; b July 6, 1946; in office: Jan. 20, 2001. **Local divisions:** 50 states and Dist. of Columbia. **Defense budget** (2003): $382.7 bil. **Active troops:** 1,427,000.

Economy: Industries: oil, steel, motor vehicles, aerospace, telecom., chemicals, electronics, food proc., consumer goods, lumber, mining. **Chief crops:** wheat, corn, fruits, vegetables, cotton. **Natural resources:** coal, copper, lead, molybd., phosphates, uranium, bauxite, gold, iron, mercury, nickel, potash, silver, tungsten, zinc, oil, nat. gas, timber. **Crude oil reserves** (2003): 22.7 bil. bbls. **Arable land:** 19%. **Livestock** (2003): cattle: 96.1 mil.; chickens: 1.95 mil.; goats: 1.2 mil.; pigs: 59.5 mil.; sheep: 6.30 mil. **Fish catch** (2002): 5,434,651 metric tons. **Electricity prod.** (2002): 3,838.55 bil. kWh. **Labor force** (2001): managerial, professional, and technical 31%, sales and office 28.9%, services 13.6%, manufacturing, extraction, transportation, and crafts 24.1%, farming, forestry, and fishing 2.4%.

Finance: GDP (2003 est.): $10.98 tril.; **per capita GDP:** $37,800; **GDP growth:** 3.1%. **Imports** (2003 est.): $1.3 trillion; partners (2002): Canada 17.8%, Mexico 11.3%, China 11.1%, Japan 10.4%, Germany 5.3%. **Exports** (2003 est.): $714.5 bil.; partners (2002): Canada 23.2%, Mexico 14.1%, Japan 7.4%, UK 4.8%. **Tourism:** $65.1 bil. **Budget** (2002): $2.1 tril. **Intl. reserves less gold:** $50.40 bil. **Gold:** 262 mil oz t. **Consumer prices:** 2.3%.

Transport: Railroad: Length: 121,000 mi. **Motor vehicles** (2001): 221.82 mil pass. cars, 8.6 mil comm. vehicles. **Civil aviation:** 190.1 bil. pass.-mi; 5,131 airports.

Communications: TV sets: 844 per 1,000 pop. **Radios:** 2,116 per 1,000 pop. **Telephone lines:** 181.6 mil. **Daily newspaper circ.:** 212 per 1,000 pop. **Internet** (2002): 159.0 mil. users.

Health: Life expect.: 74.8 male; 80.4 female. **Births** (per 1,000 pop.): 14.1. **Deaths** (per 1,000 pop.): 8.3. **Natural inc.:** 0.58%. **Infant mortality** (per 1,000 live births): 6.6. **AIDS rate:** 0.6%.

Education: Free, compulsory: ages 6-17. **Literacy** (1994): 97%.

Major Intl. Organizations: UN (FAO, IBRD, ILO, IMF, IMO, WHO, WTrO), APEC, NATO, OAS, OECD, OSCE.

Websites: www.census.gov; www.whitehouse.gov
www.firstgov.gov

See also **United States History chapter.**

Uruguay
Oriental Republic of Uruguay

People: Population: 3,399,237. **Age distrib.** (%): <15: 24.4; 65+: 13. **Pop. density:** 51 per sq mi, 20 per sq km. **Urban:** 92.6%. **Ethnic groups:** White 88%, Mestizo 8%, Black 4%. **Principal languages:** Spanish (official), Portunol/Brazilero (Portuguese-Spanish). **Chief religion:** Roman Catholic 66%.

Geography: Total area: 68,039 sq mi, 176,220 sq km; **Land area:** [illegible]7,035 sq mi, 173,620 sq km. **Location:** In southern South America, on the Atlantic O. **Neighbors:** Argentina on W, Brazil on N. **Topography:** Uruguay is composed of rolling, grassy plains and hills, well watered by rivers flowing W to Uruguay R. **Capital:** Montevideo, 1,341,000.

Government: Type: Republic. **Head of state and gov.:** Pres. Jorge Batlle Ibáñez; b Oct. 25, 1927; in office: Mar. 1, 2000. **Local divisions:** 19 departments. **Defense budget** (2003): $170 mil. **Active troops:** 24,000.

Economy: Industries: food proc., electrical machinery, transp. equip., oil products, textiles. **Chief crops:** rice, wheat, corn, barley. **Natural resources:** hydropower, minor minerals, fisheries. **Arable land:** 7%. **Livestock** (2003): cattle: 11.69 mil.; chickens: 13.3 mil.; goats: 16,000; pigs: 240,000; sheep: 9.78 mil. **Fish catch** (2002): 108,782 metric tons. **Electricity prod.** (2002): 9.08 bil. kWh. **Labor force:** agriculture 14%, industry 16%, services 70%.

Finance: Monetary unit: Peso (UYP) (Sept. 2004: 27.73=1 U.S.). **GDP** (2003 est.): $42.9 bil.; **per capita GDP:** $12,600; **GDP growth:** 0.3%. **Imports** (2003 est.): $2.0 bil.; partners (2002): Ar-

COPY

1 - 5

John J Crapo

Share-holder

DJ & Co

Customer's Copy

COPY

STOP & SHOP #020
QUINCY, MA

Tran 07592 Terminal 2 Cashier 00432 5:12pm 9/07/05

$20.46 PAYMENT FROM CHECKING
XXXXXXXXXXXXXX0136
AUTH 000000 REF 000000000297

John J. Crapo
Homeless Senior Citizen
Pine St Inn
Homeless Men's Shelter
PO Box 400151
CAMBRIDGE MA
02140-0002

Via CMRRR
to US Securities & Exchange
Commission Div of
Corporation Finance
Div Director Allan Beller
or successor as acting Div Dir
450 5th St NW
Washington DC 20549-0213

Dear Gentlemen and Ladies

I call to your attention a
copy of my Shareholder proposal
and accompany exhibits minus
total copy of news pages in
question enumerated on my
table of Contents

Sincerely

COPY

John Jennings Crapo
Homeless DJ & Co INC
Securities Owner

Encl: sy 106 pp

ATTACHMENT 2

Transcription of John Crapo's Letter

John Jennings Crapo ("J.J. Crapo")
Homeless Senior Citizen
& Dow Jones & Co., Inc. Shareholder
Pine Street Inn
Homeless Men's Shelter
P. O. Box 400151
Cambridge, MA 02140-0002

Via Certified Mail 08 Aug., 2005
Return Receipt Requested ("CMRRR")
Dow Jones & Co., Inc.
Attn: please Corporation Secretary
Mstr Peter G. Skinner
200 Liberty Street
New York City, NY 10281

Re: Submission this shareholder proposal to Dow Jones & Co., Inc. at next Annual meeting shareholders meeting in annual meeting of assembled Shareholders, etc. or in care of Shareholder Meeting set __________ Said Dow Jones & Co., Inc. at that to be introduced in proxy statement in manner in compliance with SEC Laws, rules & regulations

Dear Mstr Secretary

I've been a shareholder long time well over a year. Market value in excess of minimum value permitted to introduce said shareholder proposal and I plan to OWN all shares until close of stockholder meeting. I plan to present said shareholder proposal I've introduced, presented, and submitted to many national publicly held corporations and other companies.

I'm carrying a heavy load and I've medical troubles. I've had serious long time and living in shelter is a greater hinderance. I did present a shareholder proposal there DJ & Co. while living at a shelter – this one rather than one at Pine Street, New York City. Why wouldn't there be one (01) there (?) (?)(?)

My shareholder proposal and supporting statement. Shareholders of this company, Dow Jones & Co., Inc. ("DJ") request the Board of DJ cause to be published in it's proxy statement the complete details how a shareholder proposal may be introduced to us.

We have uncertainties about this. Currently shareholder Crapo has shareholder proposal submitted to NStar, Bank of America perhaps others and he submitted one MacGray Corporation for its 2003 calendar year meeting of shareholders and proxies meeting as assembled meeting of them there was a failure of the US Securities & Exchange Commission ("SEC") to post to him action or no action letters.

Sincerely and briefly

John Jennings Crapo
Homes Dow Jones & Co. Inc.
Shareholder proponent

Today I found copy of your newspaper Wall Street Journal to a Mstr. Leron Gasparian of Boston left on steps of an edifice important in our history mentioned by a famous US author Winner of The Pulitzer Prize.

I include table of contents of my exhibits. I forward a receipt of an important chain store here in New England and demographics of the republics one has higher death rate of children – one less high one (01) a high rate of death of adults and one (01) not such a high rate. I think how I'm treated by many of the internationals. At least they say they are and whom are important in my life and agreements they've made to respect the values of the United State of America ("USA") but in failing to respect my right to live a long time they violate the oath they've made to be in this country which adds to my being disheartened. Even some of the staff at said Pine Street Inn fail to respect my rights and the oath they made and the expresses of our Hon. US Secretary of State.

J.J.C.

ATTACHMENT 3

Our Mission

Publish the world's most vital business and financial news and information - in any form, time or place - to create the greatest value for our customers, employees and shareholders and for the benefit of free people and free markets. Also publish high-quality community newspapers.

Go to Core Values

SHAREHOLDER PROPOSALS

The following is an excerpt from Section 240.14a-8 of Regulation 14A , which sets forth gui regarding shareholder proposals:

Regulation 14A
§240.14a-8

This section addresses when a company must include a shareholder's proposal in its proxy and identify the proposal in its form of proxy when the company holds an annual or special shareholders. In summary, in order to have your shareholder proposal included on a compa card, and included along with any supporting statement in its proxy statement, you must be and follow certain procedures. Under a few specific circumstances, the company is permitte exclude your proposal, but only after submitting its reasons to the Commission. We structur section in a question-and-answer format so that it is easier to understand. The references t to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its directors take action, which you intend to present at a meeting of the company's shareholde proposal should state as clearly as possible the course of action that you believe the compa follow. If your proposal is placed on the company's proxy card, the company must also prov form of proxy means for shareholders to specify by boxes a choice between approval or dis or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at leas market value, or 1%, of the company's securities entitled to be voted on the proposa meeting for at least one year by the date you submit the proposal. You must continu those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name app company's records as a shareholder, the company can verify your eligibility on its o although you will still have to provide the company with a written statement that you continue to hold the securities through the date of the meeting of shareholders. How like many shareholders you are not a registered holder, the company likely does no you are a shareholder, or how many shares you own. In this case, at the time you s proposal, you must prove your eligibility to the company in one of two ways:

   i. The first way is to submit to the company a written statement from the "recor of your securities (usually a broker or bank) verifying that, at the time you su your proposal, you continuously held the securities for at least one year. Yo include your own written statement that you intend to continue to hold the se through the date of the meeting of shareholders; or

   ii. The second way to prove ownership applies only if you have filed a Schedul (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this ch Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), amendments to those documents or updated forms, reflecting your ownershi shares as of or before the date on which the one-year eligibility period begin

(§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103
Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this c
amendments to those documents or updated forms, reflecting your
shares as of or before the date on which the one-year eligibility peri
have filed one of these documents with the SEC, you may demonst
by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent an
reporting a change in your ownership level;

B. Your written statement that you continuously held the requir
shares for the one-year period as of the date of the stateme

C. Your written statement that you intend to continue ownershi
through the date of the company's annual or special meetin

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a parti
meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed

(e) Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you
find the deadline in last year's proxy statement. However, if the company di
annual meeting last year, or has changed the date of its meeting for this ye
days from last year's meeting, you can usually find the deadline in one of th
quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§24
chapter), or in shareholder reports of investment companies under §270.30
of the Investment Company Act of 1940. In order to avoid controversy, sha
submit their proposals by means, including electronic means, that permit th
date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitt
scheduled annual meeting. The proposal must be received at the company
executive offices not less than 120 calendar days before the date of the co
statement released to shareholders in connection with the previous year's a
However, if the company did not hold an annual meeting the previous year
this year's annual meeting has been changed by more than 30 days from th
previous year's meeting, then the deadline is a reasonable time before the
print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than
scheduled annual meeting, the deadline is a reasonable time before the co
print and mail its proxy materials.

**(f) Question 6: What if I fail to follow one of the eligibility or procedural requir
in answers to Questions 1 through 4 of this section?**

1. The company may exclude your proposal, but only after it has notified you
you have failed adequately to correct it. Within 14 calendar days of receivin
the company must notify you in writing of any procedural or eligibility deficie
the time frame for your response. Your response must be postmarked , or t
electronically, no later than 14 days from the date you received the compan
company need not provide you such notice of a deficiency if the deficiency
remedied, such as if you fail to submit a proposal by the company's properl
deadline. If the company intends to exclude the proposal, it will later have t
submission under §240.14a-8 and provide you with a copy under Question
§240.14a-8(j).

2. If you fail in your promise to hold the required number of securities through meeting of shareholders, then the company will be permitted to exclude all from its proxy materials for any meeting held in the following two calendar y

(g) Question 7: Who has the burden of persuading the Commission or its sta proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to pres

1. Either you, or your representative who is qualified under state law to prese your behalf, must attend the meeting to present the proposal. Whether you yourself or send a qualified representative to the meeting in your place, yo that you, or your representative, follow the proper state law procedures for meeting and/or presenting your proposal.
2. If the company holds its shareholder meeting in whole or in part via electro company permits you or your representative to present your proposal via s you may appear through electronic media rather than traveling to the meeti person.
3. If you or your qualified representative fail to appear and present the propos cause, the company will be permitted to exclude all of your proposals from for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what company rely to exclude my proposal?

1. *Improper under state law*: If the proposal is not a proper subject for action b under the laws of the jurisdiction of the company's organization;

   Note to paragraph (i)(1): Depending on the subject matter, some proposals proper under state law if they would be binding on the company if approve In our experience, most proposals that are cast as recommendations or re board of directors take specified action are proper under state law. Accordi assume that a proposal drafted as a recommendation or suggestion is prop company demonstrates otherwise.
2. *Violation of law*: If the proposal would, if implemented, cause the company federal, or foreign law to which it is subject;

   Note to paragraph (i)(2): We will not apply this basis for exclusion to permit proposal on grounds that it would violate foreign law if compliance with the result in a violation of any state or federal law.
3. *Violation of proxy rules*: If the proposal or supporting statement is contrary Commission's proxy rules, including §240.14a-9, which prohibits materially statements in proxy soliciting materials;
4. *Personal grievance; special interest*: If the proposal relates to the redress c or grievance against the company or any other person, or if it is designed t to you, or to further a personal interest, which is not shared by the other sh
5. *Relevance*: If the proposal relates to operations which account for less tha company's total assets at the end of its most recent fiscal year, and for less its net earnings and gross sales for its most recent fiscal year, and is not o significantly related to the company's business;
6. *Absence of power/authority*: If the company would lack the power or autho proposal;
7. *Management functions*: If the proposal deals with a matter relating to the c business operations;

8. *Relates to election*: If the proposal relates to an election for membership or board of directors or analogous governing body;

9. *Conflicts with company's proposal*: If the proposal directly conflicts with one own proposals to be submitted to shareholders at the same meeting; Note A company's submission to the Commission under this section should spec conflict with the company's proposal.

10. *Substantially implemented*: If the company has already substantially impler proposal;

11. *Duplication*: If the proposal substantially duplicates another proposal previc the company by another proponent that will be included in the company's p the same meeting;

12. *Resubmissions*: If the proposal deals with substantially the same subject m proposal or proposals that has or have been previously included in the corr materials within the preceding 5 calendar years, a company may exclude it materials for any meeting held within 3 calendar years of the last time it wa proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 ca

    ii. Less than 6% of the vote on its last submission to shareholders if pı previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if times or more previously within the preceding 5 calendar years; anc

13. *Specific amount of dividends*: If the proposal relates to specific amounts of dividends.

(j) Question 10: What procedures must the company follow if it intends to ex proposal?

1. If the company intends to exclude a proposal from its proxy materials, it mu with the Commission no later than 80 calendar days before it files its definit and form of proxy with the Commission. The company must simultaneously copy of its submission. The Commission staff may permit the company to n later than 80 days before the company files its definitive proxy statement ar the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the should, if possible, refer to the most recent applicable authority, suc letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on n foreign law.

(k) Question 11: May I submit my own statement to the Commission respond company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit ar with a copy to the company, as soon as possible after the company makes its subı the Commission staff will have time to consider fully your submission before it issu You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its prox information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as v of the company's voting securities that you hold. However, instead of provi information, the company may instead include a statement that it will provic shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or suppo

(m) Question 13: What can I do if the company includes in its proxy statemer believes shareholders should not vote in favor of my proposal, and I disagre statements?

1. The company may elect to include in its proxy statement reasons why it be should vote against your proposal. The company is allowed to make argum own point of view, just as you may express your own point of view in your p supporting statement.

2. However, if you believe that the company's opposition to your proposal con false or misleading statements that may violate our anti-fraud rule, §240.14 promptly send to the Commission staff and the company a letter explaining your view, along with a copy of the company's statements opposing your p extent possible, your letter should include specific factual information demc inaccuracy of the company's claims. Time permitting, you may wish to try t differences with the company by yourself before contacting the Commissio

3. We require the company to send you a copy of its statements opposing yo mails its proxy materials, so that you may bring to our attention any materi misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your p supporting statement as a condition to requiring the company to inc materials, then the company must provide you with a copy of its op no later than 5 calendar days after the company receives a copy of proposal; or

    ii. In all other cases, the company must provide you with a copy of its statements no later than 30 calendar days before its files definitive statement and form of proxy under §240.14a-6.

Code of Conduct

The Dow Jones Code of Conduct and the Directors Code of Conduct are available for review on the Company's website at *www.dowjones.com* and are available in print to any shareholder who requests them.

Submission of Stockholder Proposals

Under Rule 14a-8(e) of the Securities Exchange Act of 1934, a stockholder proposal intended for inclusion in next year's proxy statement must be received by the Company at its principal executive offices no later than November 18, 2005, which is 120 calendar days prior to the anniversary of the mailing date of this proxy statement, and must be in compliance with applicable laws and regulations in order to be considered for possible inclusion in the proxy statement and form of proxy for that meeting.

Rule 14a-4(c)(1) establishes a different deadline for submission of stockholder proposals that are not intended to be included in the Company's proxy statement. Rule 14a-4(c)(1) relates to the discretionary voting authority retained by the Company with respect to proxies. With respect to any stockholder proposal for next year's Annual Meeting submitted after February 1, 2006 (45 calendar days prior to the anniversary of the mailing date of this proxy statement), the Company retains discretion to vote proxies it receives as the Board of Directors sees fit. With respect to proposals submitted before February 1, 2006, the Company retains discretion to vote proxies it receives as the Board of Directors sees fit, only if (i) the Company includes in its proxy statement advice on the nature of the proposal and how it intends to exercise its voting discretion and (ii) the proponent does not issue a proxy statement with respect to the proposal in compliance with Rule 14a-4(c)(2).

Delivery of Documents to Security Holders Sharing an Address

In accordance with notices that we sent to certain stockholders, we are sending only one copy of our annual report and proxy statement to stockholders who share the same last name and address, unless they have notified us that they want to continue receiving multiple copies. This practice, known as "householding," is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources.

If you received a householded mailing this year and you would like to have additional copies of our annual report and/or proxy statement mailed to you, or you would like to opt out of this practice for future mailings, please submit your request to Mr. Mark J. Donohue, Dow Jones & Company, Inc., 200 Liberty Street, New York, New York 10281 or call Investor Relations at 212-416-2000. We will promptly send additional copies of the annual report and/or proxy statement upon receipt of such request. You may also contact us if you received multiple copies of the annual meeting materials and would prefer to receive a single copy in the future.

Other Matters

The Company knows of no other matter to be brought before the 2005 Annual Meeting. If any other matter requiring a vote of the stockholders should come before the meeting, it is the intention of the persons named in the proxy to vote the same with respect to any such matter in accordance with their best judgment.

Stockholders who do not expect to attend the 2005 Annual Meeting in person are requested to complete, date, sign and return the enclosed proxy promptly in the enclosed postage prepaid envelope or to vote promptly by telephone or via the Internet.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 1, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dow Jones & Company, Inc.
Incoming letter dated October 14, 2005

The proposal requests that the company's board of directors publish in its proxy statement "the complete details how a shareholder proposal may be introduced" to shareholders.

We are unable to concur in your view that Dow Jones may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Dow Jones may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Mark F. Vilardo
Special Counsel